                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               VALLEN CORPORATION
                           (Name of Subject Company)

                            SHIELD ACQUISITION CORP.
                      HAGEMEYER P.P.S. NORTH AMERICA, INC.
                                 HAGEMEYER N.V.
                                   (Bidders)

                               ----------------

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE

                         (Title of Class of Securities)

                               ----------------

                                   919260109

                     (CUSIP Number of Class of Securities)

                               ----------------

                               DAVID G. GUNDLING
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                      HAGEMEYER P.P.S. NORTH AMERICA, INC.
                        100 GALLERIA PARKWAY, SUITE 1120
                             ATLANTA, GEORGIA 30339

                           TELEPHONE: (770) 541-6151
                           FACSIMILE: (770) 541-6645

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                           191 PEACHTREE STREET, N.E.
                                   16TH FLOOR
                             ATLANTA, GEORGIA 30303
                           TELEPHONE: (404) 572-6600
                           FACSIMILE: (404) 572-6999

      TRANSACTION VALUE*                                AMOUNT OF FILING FEE**
      $190,881,675                                             $38,177

* Estimated solely for purposes of calculating the amount of the filing fee. The filing fee calculation assumes the purchase of 7,635,267 shares of common stock, par value $0.50 per share, (the "Shares"), of Vallen Corporation at a price of $25.00 per Share in cash, without interest. Such amount reflects the purchase of 7,192,264 Shares outstanding and 443,003 Shares issuable pursuant to the exercise of outstanding options.

** The amount of the filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable.
   Form or Registration No.: Not applicable.
   Filing Part: Not applicable.
   Date Filed: Not applicable.

--------------------------------------------------------------------------------

                              CUSIP NO. 919260109

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

    Shield Acquisition Corp.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    58-2504037

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [_]

    (b)[_]

(3) SEC USE ONLY

  -------------------------------------------------------------------------

(4) SOURCE OF FUNDS

     AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)
[_]

(6) CITIZENSHIP OR PLACE OF ORIGIN

     Texas

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

     [_]

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

     0.0%

(10) TYPE OF REPORTING PERSON

     CO

                              CUSIP NO. 919260109

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

   Hagemeyer P.P.S. North America, Inc.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   58-2501931

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a)[_]

   (b)[_]

(3) SEC USE ONLY

  -------------------------------------------------------------------------

(4) SOURCE OF FUNDS

   AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

   [_]

(6) CITIZENSHIP OR PLACE OF ORIGIN

   Delaware

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

   [_]

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

   0.0%

(10) TYPE OF REPORTING PERSON

   CO

                              CUSIP NO. 919260109

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

   Hagemeyer N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

   N/A

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a)[_]

   (b)[_]

(3) SEC USE ONLY

  -------------------------------------------------------------------------

(4) SOURCE OF FUNDS

   WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

   [_]

(6) CITIZENSHIP OR PLACE OF ORIGIN

   The Netherlands

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

   [_]

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

   0.0%

(10) TYPE OF REPORTING PERSON

   OO

                                  TENDER OFFER

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") refers to the offer by Shield Acquisition Corp., a Texas corporation ("Purchaser") and wholly owned subsidiary of Hagemeyer P.P.S. North America, Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Hagemeyer N.V., a company organized under the laws of the Netherlands ("Hagemeyer"), to purchase all of the outstanding shares of common stock, par value $0.50 per share (the "Shares"), of Vallen Corporation, a Texas corporation (the "Company"), at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 19, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Vallen Corporation, and the address of its principal executive office is 13333 Northwest Freeway, Houston, Texas 77040. The telephone number at such address is (713) 462-8700.

(b) The information set forth in the "Introduction" to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.IDENTITY AND BACKGROUND.

(a)-(d),(g) This Statement is filed by Purchaser, Parent and Hagemeyer. The information set forth in the "Introduction" and "Section 9--Certain Information Concerning Purchaser, Parent and Hagemeyer" of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

(e)-(f) During the past five years, none of Purchaser, Parent nor Hagemeyer nor, to the best knowledge of Purchaser, Parent and Hagemeyer, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)(1) Other than the transactions described in Item 3(b) below, none of Purchaser, Parent nor Hagemeyer nor, to the best knowledge of Purchaser, Parent and Hagemeyer, any of the persons listed in Schedule I of the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

(a)(2) Other than the transactions described in Item 3(b) below, none of Purchaser, Parent nor Hagemeyer nor, to the best knowledge of Purchaser, Parent and Hagemeyer, any of the persons listed in Schedule I of the Offer to Purchase has entered into any transaction since the commencement of the

       Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeds $40,000.

(b) The information set forth in the "Introduction," "Section 9--Certain Information Concerning Purchaser, Parent and Hagemeyer," "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement; Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.

ITEM 5.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e) The information set forth in the "Introduction," "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement; Certain Other Agreements," and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

(f)-(g) The information set forth in "Section 7--Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth in "Section 9--Certain Information Concerning Purchaser, Parent and Hagemeyer" and "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement; Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the "Introduction," "Section 10--Source and Amount of Funds," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement; Certain Other Agreements," "Section 12-- Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in "Section 9--Certain Information Concerning Purchaser, Parent and Hagemeyer" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Parent and Hagemeyer, or to the best knowledge of Purchaser, Parent and Hagemeyer, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

(b)-(c) The information set forth in the "Introduction," "Section 14-- Conditions to the Offer," and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Section 7--Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(e) None.

(f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
       (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase dated November 19, 1999.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
 (a)(4) Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
        Guidelines for Certification of Taxpayer Identification Number on
 (a)(6) Substitute Form W-9.
 (a)(7) Summary Advertisement dated November 19, 1999.
 (c)(1) Agreement and Plan of Merger, dated as of November 14, 1999, among
        Purchaser, Parent and the Company.
 (c)(2) Confidentiality Agreement, dated as of September 9, 1999, between the
        Company and an affiliate of Parent.
 (c)(3) Guarantee, dated as of November 14, 1999, by Hagemeyer N.V.
 (c)(4) Shareholders' Agreement, dated November 14, 1999, among Parent and
        Leonard J. Bruce, Bruce Partners, Ltd. and Bruce Interests.
 (c)(5) Option Agreement, dated November 14, 1999, among Parent, Purchaser and the Company.
 (d)    Not applicable.
 (e)    Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: November 19, 1999

                                  SHIELD ACQUISITION CORP.

                                  By: /s/ David G. Gundling
                                    __________________________________
                                  Name: David G. Gundling
                                  Title: President and Chief Executive Officer

                                  HAGEMEYER P.P.S. NORTH AMERICA, INC.

                                  By: /s/ David G. Gundling
                                    __________________________________
                                  Name: David G. Gundling
                                  Title: President and Chief Executive Officer

                                  HAGEMEYER N.V.

                                  By: /s/ J. H. Riddell
                                    __________________________________
                                  Name: J. H. Riddell
                                  Title: Chief Financial Officer